Loral Space & Communications Inc.
600 Third Avenue
New York, New York 10016

April 17, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Request for withdrawal of
SS/L Holdings, Inc. Form S-1 Registration No. 333-170919

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Loral Space & Communications Inc. (“Loral”), as successor-in-interest to SS/L Holdings, Inc. (the “Registrant”), hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-1 (Registration No. 333-170919) together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission on December 2, 2010.  Effective August 1, 2012, the Registrant was merged into Loral.  No securities have been sold pursuant to the Registration Statement.  Loral is requesting this withdrawal because it has determined not to pursue the transaction contemplated by the Registration Statement.  Loral believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions regarding this matter, please contact our counsel, Maurice Lefkort of Willkie Farr & Gallagher LLP, at (212) 728-8239.

Sincerely,
LORAL SPACE & COMMUNICATIONS INC., successor-in-interest to SS/L Holdings, Inc.
By: /s/ Avi Katz
Name: Avi Katz
Title: President, General Counsel and Secretary